

January 28, 2016

<u>Via E-Mail</u>
B. Shayne Kennedy
Latham & Watkins LLP
50 Town Center Drive
20th Floor
Costa Mesa, CA 92626-1925

      Re: Puma Biotechnology, Inc.
              DEFA14A filed January 27, 2016
              File No. 001-35703

Dear Mr. Kennedy:

We note the following statement in the last paragraph of your letter to Dr. Eshelman dated January 27, 2016: "In addition, Puma has uncovered additional, public and true information about you and your past activities which would be relevant to your shareholder proposal and other prior comments in this regard. Puma will be compelled to ensure that shareholders are aware of this information if you persist with further public statements or filings about Puma, its Board, and its management." Please supplementally provide, with a view to further disclosure or clarification, the information regarding Mr. Eshelman that you reference. We may have further comments.

If you have any questions, please contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3263.

                        Sincerely,

                        /s/ Christina Chalk

                        Christina Chalk
                        Senior Special Counsel
                        Office of Mergers and Acquisitions